Mail Stop 6010

August 28, 2008

Gary Siegel
Vice President, Finance
Genta Incorporated
200 Connell Drive
Berkeley Heights, NJ 07922

> **Re: Genta Incorporated**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 28, 2008**
> **File No. 0-19635**

Dear Mr. Siegel:

We have completed our review of your definitive proxy statement on Schedule 14A and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Emilio Ragosa
        Morgan, Lewis & Bockius LLP
        502 Carnegie Center
        Princeton, NJ 08540